
July 3, 2014

<u>Via Email</u>
Matthew C. Los
Chief Executive Officer
Aquasition Corp.
C/o Seacrest Shipping
8-10 Paul Street
London EC2A 4JH, England

>   **Re: Aquasition Corp.**
>   **Schedule TO-I/A filed June 24, 2014**
>   **Schedule TO-I/A filed July 1, 2014**
>   **File No. 005-87040**

Dear Mr. Los:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO filed June 25, 2014</u>

<u>Exhibit (a)(1)(A) Offer Letter</u>

<u>General</u>

1.   We note your response to comment five and the assumptions regarding the number of new shareholders expected before August 15, 2014. Please advise us if and how those expectations change assuming the maximum number of redemptions.

Risk Factors, page 15

2.   We note your response to prior comment 14. Please revise to clarify the extent to which the structure is meant to avoid certain PRC regulations, identifying such regulations. Additionally, please revise to clarify the risks to the combined entity and its shareholders; currently the focus is on risks to the target.

3.   We note the new risk factor on page 43 discussing the failure to make required contributions to Chinese social insurance and housing accumulation funds. Please disclose the accumulated amount the target has failed to pay as of the most recent practicable date.

Target's Business, page 51

4.   We note the revised disclosure on page 51 regarding verification of ownership at some but not all of your stores. It is unclear why apparently similar steps to verify ownership resulted in different outcomes. For example, it appears that unverified stores were nevertheless deemed to be sufficient by "checking electricity and water bills of these stores and verifying with relevant villages where these stores are located." Please revise to clarify the steps involved in verifying ownership and explain the factors that determined whether a store was deemed verified versus unverified.

5.   We note your response to comment 87 and discussion of "stores under cooperative arrangement" and "other points of sale," which are distinguished from owned stores and franchised stores. It is unclear why pages 51-70 do not address cooperative arrangements and other points of sale as distribution arrangements used in the target's industry. Please revise to define these terms and clarify the distinctions between the various arrangements. Please also revise to define and summarize KBS's target market of "tier II and tier III" cities, as discussed in response to comment 87.

6.   We note disclosure that target is not ready to produce KBS products, although the majority of its approximately 348 full time employees are employed in its production facility. Please revise to further clarify and distinguish between KBS's branded and production operations, and explain why production for branded products is not undertaken at target's own facility.

The Acquisition, page 71

7.   We partially reissue prior comment four from our letter dated June 16, 2014. Please revise this section in further detail to disclose the negotiations, material contacts and individuals involved in material discussions between October 2013 and the March 24, 2014 merger agreement. See Item 14(b) of Schedule 14A. As non-exclusive examples, you currently refer to your "Management Team" but do not identify the persons who negotiated the agreement. It is also unclear to what extent terms were proposed by one or

the other party and whether and how such terms materially changed before entry into a final merger agreement. It is also unclear why you do not clarify the persons involved or material contacts between the parties and SNV Global Ltd., which appears to be owed a finder's fee as discussed elsewhere in your document. See also prior comment 26. Please revise accordingly.

8.   We note the revised disclosure on page 71 regarding the comparable company analysis considered by Aquasition. Please revise to clarify if Aquasition received a fairness opinion and identify who conducted it. Please disclose the material assumptions underlying the comparable company analysis and further details of the ranges of values to assist an investor's understanding of the analysis. Consider providing disclosure in tabular format.

9.   We reissue prior comment 28 from our letter dated June 16, 2014. Your response states that the minimum cash condition is your "obligation." And the revised disclosure on page 73 refers to a waivable "requirement." Please explain the practical difference between your revised language and the initial disclosure of a "minimum cash condition." It is unclear why you believe that a $10 million cash balance is no longer a condition to the merger agreement. In this regard, it appears that the revised merger agreement did not amend Section 7.9. Please advise us why you do not disclose a funding condition. See prior comment 28.

10.   Please revise the reconciliation to begin with the Target's net profit or "profit for the year" as the GAAP measure rather than profit from operations. We refer you to the Compliance and Disclosure Interpretations No. 103.02 on the Commission's website, at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

11.   We note the revised disclosure on page 75 regarding the "post-event registration with the relevant Chinese government authorities." Please revise to summarize the registration requirements and identify the relevant authorities.

Management's Discussion and Analysis of Financial Condition and Results of Operations of the Target Companies, page 81

Overview, page 81

12.   In the third paragraph under this heading you attribute the change in revenues to sales through distributors which can be interpreted to mean sales made by your distributors. Tell us why sales made by your distributors should have any effect upon your sales. It appears to us that only sales made to your distributors should be disclosed in Management's Discussion and Analysis and included in your revenue. Please revise or tell us why no revision is required.

Net Sales, page 84

13.   In the revised retail segment discussion please define how you determine the "average
        weighted same store sale" and how management uses this metric to measure corporate
        store operating performance.

14.   You disclose in the second paragraph under this heading that the Target only included
        corporate stores in same store sales "as it hasn't established mechanisms to check the
        sales of its franchised stores operated by its distributors." Tell us why sales made by the
        franchised stores would be included in same store sales given that sales made by the
        franchised stores (which are not owned and operated by Target) are not (or should not be)
        included in Target's revenue. Please revise the disclosures as necessary or tell us why no
        revision is required.

        Also, please revise to (1) clarify the target's definition of same store sales, (2) reconcile
        the $804,000 figure here with the $837,332 figure on slide 15 of the revised deck, and (3)
        clarify the steps to be taken, if any, and timeline involved in establishing mechanisms to
        check sales of franchised stores operated by distributors.

Cost of Sales, page 83

15.   You disclose that gross margins were 36.9% in 2013 as compared with 37.5% in 2012 in
        the wholesale segment. Based on our calculations using the sales information in Note 7
        your gross margins were 36.1% and 36.2% in 2013 and 2012, respectively. We also note
        there are other discrepancies with the gross margin percentages in this paragraph. Please
        ensure all gross margin percentages are calculated accurately based on the disclosed
        segment information or tell us why no revision is required.

16.   We note that you discuss consolidated gross profit and "segment operating profit" for the
        corporate store and wholesale segments. To the extent a segment profit measure other
        than gross profit is used by management, please include this alternate measure in
        Management's Discussion and Analysis for each segment and in the segment footnote.
        See paragraph 25 of IFRS 8. Also tell us and disclose how you calculate segment
        operating profit and provide a reconciliation of aggregated segment operating profit to
        consolidated gross profit (a number that should agree with gross profit as presented in the
        income statement). Please define "operating gross profit margin" also.

17.   Please confirm to us that you take title and possession (i.e. all the significant risks and
        rewards of ownership) of all merchandise purchases for the wholesale segment and that
        you pay the costs of these inventory purchases to your ODM suppliers. In doing so tell
        us your payment terms to ODM manufacturers for your inventory purchases for both
        retail and wholesale segments and to the degree payment terms may differ between
        segments.

Liquidity and Capital Resources, page 85

18.   In your response to comment 79 in our letter dated June 16, 2014 you stated the
        $16.2 million in question represents an extension of credit terms to wholesale
        customers. If true please revise the disclosure that "cash was tied up to boost the
        sales of distributors" to more accurately reflect the increase in trade receivables in
        the cash flow statement.

Material U.S. Federal Income Tax Consequences, page 113

19.   We note your response to prior comment 59 from our letter dated June 16, 2014 that you
        believe your summary disclosure is "correct." Your disclosure states that tendering
        shares "will generally be treated for US federal income tax purposes either as a sale or
        exchange transaction or as a distribution." Please tell us why you are unable to provide
        investors with a more specific statement of the tax consequences associated with
        tendering shares.

Hongri International Holdings Limited Consolidated Financial Statements, page F-17

20.   Please tell us the date that you adopted IFRS as issued by the IASB. Also tell us how you
        satisfied the requirements to provide the presentation and disclosures required by
        paragraphs 21 through 28 of IFRS 1 upon your initial adoption. We note that KBS
        International Holdings, Inc. previously reported its consolidated financial statements
        under accounting principles generally accepted in the United Statements of America
        through the interim period June 30, 2011.

Note 4. Significant Accounting Policies, page F-29

21.   We note your response to comment 67 in our letter dated June 16, 2014. Please tell us
        the amount of pre-opening costs or start-up activity costs capitalized at December 31,
        2013 and 2012, the categories or nature of these costs and whether they were incurred for
        a finance or operating leases. Tell us and disclose the framework used as a criteria for
        capitalization.

Exhibit 99(a)(5)(B) Investor Presentation June 2014

22.   We note your response to prior comment 87 from our letter dated June 16, 2014 and
        partially reissue. Please provide us with your support for assertions regarding KBS's
        brand, business and projections that are included in this slide deck. In this regard please
        tell us:
        •   The basis for your assertion that KBS is a recognized brand in Tier II and Tier III
            cities;

- The underlying data sources used to estimate point of sale data, including a discussion of how "[s]tore mix strategy" actually differs among these competitors and whether that impacts the comparison presented; and,
- The basis for your projected revenue, EBITDA, and net income growth rates, including the assumptions underlying them. See Item 10(b) of Regulation S-K.

23.   We note your response to prior comment 88 and your statement that the projections were based, in part, "on existing store annual sales growth of 8%." On page 84 of your Offer Letter you state that you do not calculate existing store sales for your distributors and state that such sales at company operated stores declined from $1,540,000 to $804,000 year over year in connection with your closure of higher revenue but less profitable stores. Please tell us how you estimated your growth rates and whether you believe they are similar to past results.

Exhibit 99(d)(3) First amendment to Share Exchange agreement and Plan of Liquidation

24.   Please advise us why the amended merger agreement is not dated and signed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. You may contact Christina Chalk at (202) 551-3263 if you have questions specific to the tender offer rules. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

Cc: Mitchell Nussbaum
        Loeb & Loeb LLP